Exhibit 23 (d)(3)b
Amendment to Sub-Advisory Agreement on behalf of Transamerica Federated Market Opportunity VP

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AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC.
(FORMERLY, TRANSAMERICA FUND ADVISORS, INC.) AND
FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA
THIS AMENDMENT is made as of January 1, 2008 to the Sub-Advisory Agreement dated January 1, 1997, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and Federated Equity Management Company of Pennsylvania on behalf of AEGON/Transamerica Series Trust (ATST) Federated Market Opportunity as described in the first sentence of Section 3 of the Agreement. In consideration of the mutual covenants contained herein, the parties agree as follows:
1.	Compensation. Effective January 1, 2008, the sub-advisory fee rate for ATST Federated Market Opportunity as described in the first sentence of Section 3 of the Agreement is as follows:
0.50% of the first $30 million of average daily net assets; 0.35% of average daily net assets over $30 million up to $50 million; 0.25% of average daily net assets over $50 million up to $500 million; 0.225% of average daily net assets over $500 million up to $750 million; and 0.20% of average daily net assets in excess of $750 million.
In all other respects, the Sub-Advisory Agreement dated January 1, 1997, as amended, is confirmed and remains in full force and effect.
The parties hereto have caused this amendment to be executed as of January 1, 2008.

TRANSAMERICA ASSET MANAGEMENT, INC. (FORMERLY, TRANSAMERICA FUND ADVISORS, INC.)

By:	/s/ T. Gregory Reymann, II

Name:	T. Gregory Reymann, II
Title:	Senior Vice President and Chief Compliance Officer

FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA

By:	/s/ John B. Fisher

Name:	John B. Fisher
Title:	Chief Executive Officer and President

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